Exhibit 99.1

ASX ANNOUNCEMENT

20 April 2011

GTG Announces New Product Collaboration with Global Pharmaceutical Company for Companion Diagnostics in Oncology

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has executed a preliminary research collaboration agreement to jointly develop a new cancer profiling product with one of the world’s leading pharmaceutical companies.

Under the collaboration Genetic Technologies will use certain expertise and intellectual property to work with this world-leading pharmaceutical company to develop specific and novel genetic oncology profiling systems for the targeting of chemotherapy in late stage cancer patients.

GTG will collaborate in a clinical oncology study and provide these results to its collaboration partner. The details of the collaboration and the identity of the counterparty are confidential. This stage of the project is expected to last some months after which time the parties will assess progress and discuss moving to further investigations.

Genetic Technologies’ Chief Executive Officer Dr Paul MacLeman said: “GTG’s expertise in genetic profiling is widely respected. This collaboration is a validation of GTG’s capabilities in the area of very low signal to noise nucleic acid analysis, and we look forward to working with one of the most successful pharmaceutical companies in the world.”

“This research collaboration is expected to further embed GTG’s franchise in oncology testing and we expect ultimately to lead to better patient outcomes. The need for companion diagnostics to determine effective treatments for cancer patients is well established. We are very excited by this collaboration as we continue to expand our presence in the field of personalized medicine.”

ENDS

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genesis Bioventures’ business can be found in its periodic filings with the SEC.

ENQUIRIES
Dr Paul D R MacLeman	Rudi Michelson (Australia)	Seth Lewis (USA)
Chief Executive Officer	Monsoon Communications	Trout Group Inc.
Genetic Technologies Limited	(03) 9620 3333	(646) 378 2952
Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040